UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Starbox Group Holdings Ltd.’s 2024 Annual General Meeting

At the 2024 annual general meeting of shareholders of Starbox Group Holdings Ltd. (the “Company”) held on June 27, 2024, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	As an ordinary resolution, to re-elect Mr. Lee Choon Wooi as a director of the Company to hold office until the next annual general meeting or until his successor is elected and duly qualified (“Resolution No. 1”);
2.	As an ordinary resolution, to re-elect Mr. Khoo Kien Hoe as a director of the Company to hold office until the next annual general meeting or until his successor is elected and duly qualified (“Resolution No. 2”);
3.	As an ordinary resolution, to re-elect Dato’ Dr. Lai Kwong Choy as a director of the Company to hold office until the next annual general meeting or until his successor is elected and duly qualified (“Resolution No. 3”);
4.	As an ordinary resolution, to re-elect Ms. Sung Ming-Hsuan as a director of the Company to hold office until the next annual general meeting or until her successor is elected and duly qualified (“Resolution No. 4”);
5.	As an ordinary resolution, to re-elect Ms. Ooi Bee Lian as a director of the Company to hold office until the next annual general meeting or until her successor is elected and duly qualified (“Resolution No. 5”);
6.	As an ordinary resolution, to ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the year ending September 30, 2024 (“Resolution No. 6”);
7.	As an ordinary resolution, to authorize, establish and designate two new classes of ordinary shares of US$0.001125 par value each (the “Ordinary Shares”), being Class A Ordinary Shares (the “Class A Shares”) and Class B Ordinary Shares (the “Class B Shares”), with each of the Class A Shares and Class B Shares having the rights and privileges as set out in the Notice of Annual General Meeting of Shareholders (the “Notice”) (“Resolution No. 7”);
8.	As an ordinary resolution, to redesignate: (i) the 12,800,000 authorized and issued Ordinary Shares held by Nevis International B & T Sdn Bhd (the “Nevis Shares”) as Class B Shares; (ii) 161,704,984 of the authorized and issued Ordinary Shares, not including the Nevis Shares, as Class A Shares, comprising 115,204,984 of the authorized and issued ordinary shares originally described in the Notice plus 46,500,000 of the authorized ordinary shares issued after the date of the Notice; and (iii) 708,495,016 of the authorized but unissued Ordinary Shares as Class A Shares, comprising 754,995,016 of the authorized and issued ordinary shares originally described in the Notice minus 46,500,000 authorized ordinary shares issued after the date of the Notice (items (i) through (iii), the “Share Restructure,” and this resolution, “Resolution No. 8”);
9.	As a special resolution, to amend and restate: (i) the memorandum of association of the Company by the deletion of the existing memorandum of association in its entirety and the substitution in its place of the amended and restated memorandum of association in the form set forth in Appendix A to the Notice; and (ii) the articles of association of the Company by the deletion of the existing articles of association in their entirety and the substitution in their place of the amended and restated articles of association in the form set forth in Appendix A to the Notice (“Resolution No. 9”); and
10.	As an ordinary resolution, to consent, for the purposes of article 17 of the Company’s current articles of association, as applicable, to any modification of rights of the Ordinary Shares effected by the Share Restructure (“Resolution No. 10”).

A total of 102,231,889 votes, representing 79.86% of the votes exercisable as of May 15, 2024, the record date, were present in person or by proxy at the 2024 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Resolution No. 1	94,297,264	-	30,390
Resolution No. 2	94,290,113	-	37,541
Resolution No. 3	94,295,077	-	32,577
Resolution No. 4	94,283,363	-	44,291
Resolution No. 5	94,286,869	-	40,785
Resolution No. 6	102,168,065	61,800	2,024
Resolution No. 7	94,218,340	99,214	10,100
Resolution No. 8	94,222,725	94,828	10,101
Resolution No. 9	94,223,251	91,548	12,855
Resolution No. 10	94,216,142	96,513	14,999

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: June 27, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

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